Exhibit 99.1

Draganfly to Present at Benzinga’s

Global Small Cap Conference

Los Angeles, CA. October 25, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it will be featured as a presenting company at the Benzinga October Global Small Cap Conference. The conference is taking place virtually from October 27-28, 2021.

The event bridges the gap between small cap companies, investors and traders. From the simplest lessons to expert strategies, attendees will receive insights on leadership, business fundamentals and plans for expansion.

Cameron Chell, Chairman and CEO of Draganfly, will provide an overview of the Company’s business at 11:10AM EST on October 28, 2021. If you are an institutional or retail investor, and would like to listen to the Company’s presentation, please click here to register for the conference.

Invited speakers will present for 15 minutes. There will also be opportunities for attendees to meet one-on-one with management from the presenting companies.

“Draganfly continues to lead the charge in drone hardware, software and logistics. From partnering with the Drone Racing League to securing exclusive manufacturing agreements with Digital Dream Labs and Valqari, we are taking drones to the next level,” said Cameron Chell, Chairman and CEO of Draganfly.

Dozens of corporate presentations will be available live and on-demand between October 27th and 28th.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Benzinga

Benzinga is a leading financial media company dedicated to making information easier to consume. Benzinga’s news desk is constantly breaking stories and moving billions of dollars of market capitalization through its real-time news tool, Benzinga Pro. Benzinga’s original content is syndicated to 70 partner websites including Yahoo! Finance MSN, CNNMoney, Fox Business and MarketWatch.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company presenting at the Benzinga October Global Small Cap Conference. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.